PRESS RELEASE
                      For Immediate Release



  CAPITAL ENVIRONMENTAL ANNOUNCES ACQUISITIONS IN NORTHERN AND
                        CENTRAL FLORIDA.


BURLINGTON, ON (November 14, 2003) - Capital Environmental Resource Inc. (Nasdaq: CERI) today announced that it, and its wholly-owned subsidiary Waste Services, Inc., have entered into a definitive agreement to acquire from Allied Waste Industries, Inc. (NYSE: AW) the assets of Allied's Northern and Central Florida operations for a purchase price of approximately US $120 million.

The operations to be acquired include 5 collection companies, 2 landfills, 4 recycling facilities and 3 transfer station operating contracts. The revenue and net income of the acquired businesses were approximately $90.6 million and $11.1 million, respectively, for the year ended December 31, 2002. The acquired operations service approximately 14,500 commercial and industrial customers and approximately 233,000 residential customers, have approximately 530 employees, and operate approximately 325 vehicles. The primary markets serviced by the operations are in Tampa, Sarasota and Jacksonville.

  "The acquisition of the Allied operations in Northern and Central Florida will greatly strengthen our regional presence in Florida and position us to build on our May 2003 acquisition of the Omni Landfill, which is expected to open in December 2003 and will serve the greater Orlando market," said David Sutherland-Yoest, Capital's Chairman and Chief Executive Officer.

Completion of the acquisition, which is expected to occur on or before December 31, 2003, is subject to certain customary conditions.

For information contact:
Greg Fairbanks
Executive  Vice  President  -  Strategic  Planning  and  Investor
Relations
480-281-1823
                             *     *    *    *

         Safe Harbor for Forward-Looking Statements

Certain matters discussed in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements describe the company's future plans, objectives and goals. These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from the plans, objectives and goals set forth in this press release. Factors which could materially affect such forward-looking statements can be found in Capital's periodic reports filed with the Securities and Exchange Commission, including risk factors detailed in Capital's Form 20-F for the year ended December 31, 2002. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements made in this press release are only made as of the date hereof and Capital undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Capital Environmental Resource Inc. is a regional integrated solid waste services company that provides collection, transfer, disposal and recycling services in Canada. The Company's web site is www.capitalenvironmental.com